SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K/A
(Amendment No.1)

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of July 2022

Commission File Number: 0-30862

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
Plot 300, Nitzba Citi, Uri Ariav Street, Rosh Ha’Ayin, Israel, 4810002 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXPLANATORY NOTE

This Report on Form 6K/A is being furnished to correct typographical errors in the letter dated July 25, 2022, that was addressed by Company’s Board of Directors to the members of the Board of Directors of Aviat Networks, Inc. (“Aviat”) and was included as Exhibit A with the original Form 6-K furnished on July 25, 2022. A revised letter to the members of the Board of Directors of Aviat correcting such typographical errors is included in this Report on Form 6K/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: July 26, 2022	By: /s/ Doron Arazi
Name: Doron Arazi Title: Chief Executive Officer

Exhibit	Description

Exhibit A –	Amendment to Ceragon Sets the Record Straight on Engagement with Aviat Networks